EXHIBIT 99.1
National Grid PLC
27 March 2022
THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
FOR IMMEDIATE RELEASE
Sale of majority interest in NGGT and Metering
National Grid plc (“National Grid”) today announces that it has agreed to sell a 60% equity interest in its UK gas transmission and metering business (“NGG”) to a consortium (the “Consortium”) of long-term infrastructure investors (the “Transaction”). The Consortium is comprised of Macquarie Asset Management, a global asset manager and the world’s largest infrastructure manager, and British Columbia Investment Management Corporation (“BCI”), one of Canada’s largest institutional investors. As announced in March 2021, the Transaction forms part of National Grid’s strategic pivot towards electricity and follows last year’s acquisition of Western Power Distribution (“WPD”), the UK’s largest electricity distribution business, and announced sale of The Narragansett Electric Company (“NECO”) in the US.
The terms of the Transaction imply an enterprise value for NGG of approximately £9.6 billion1. On completion, National Grid will receive approximately £2.2 billion in cash consideration    (subject to customary completion adjustments)2. Following the Transaction, National Grid will own a 40% minority equity interest in NGG via a new holding company called “GasT TopCo”. In addition, National Grid will also receive approximately £2.0 billion from additional debt financing at completion. As at March 2022, NGG’s regulated asset value is estimated to be approximately £6.6 billion and its net debt is estimated to be approximately £3.8 billion.
National Grid has also entered into an option agreement with the Consortium for the potential sale of the remaining 40% of equity in GasT TopCo (the “Further Interest”). The option may be exercised by the Consortium between 1 January 2023 and 30 June 2023 (subject to change depending on the timing of the closing of the Transaction). If the option is exercised, the consideration for the Further Interest is expected to be paid in cash to National Grid on broadly similar terms to the Transaction, subject to adjustment for dividends paid in the business at the time of exercise. Further details will be announced if the option is exercised.
Completion of the Transaction will be subject to certain antitrust and regulatory conditions. Subject to these clearances, National Grid expects that the Transaction will complete in the second half of calendar year 2022.
On completion, the Transaction together with the proposed sale of NECO, will:
•Increase the balance of National Grid’s portfolio towards electricity, with the proportion of the Group’s assets in electricity growing from c.60% to c.70%;
•Significantly enhance National Grid’s central role in the delivery of the UK’s net zero targets;
•Underpin National Grid’s 6 to 8% asset growth target for longer;
•Enable National Grid to maintain a strong balance sheet with its strong investment grade credit rating, supporting its sustainable dividend policy.

1Includes debt-like items and provisions of approximately £0.2 billion.
2 Assuming expected completion in the second half of calendar year 2022.

John Pettigrew, Chief Executive of National Grid, said:
“This transaction further enhances our role in delivering the UK’s energy transition, pivots our portfolio towards electricity, whilst ensuring the security of the energy supply for the country. Alongside our plans to invest up to £35 billion in energy infrastructure over the next five years, the series of transactions announced last March will strengthen our long-term growth prospects, and drive long-term value for shareholders.
Today’s announcement is a strong result for all our stakeholders, including employees and customers. The Consortium has a long-term commitment to the UK with significant experience in owning and operating infrastructure assets. I look forward to our partnership and continuing to deliver safe and reliable gas service at the least cost to consumers. I would also like to thank my colleagues in Gas Transmission and Metering for their hard work that has helped us reach this important milestone.”

Martin Bradley, Head of Macquarie Asset Management’s Real Assets team in EMEA, said:
“The national transmission system is a critical enabler of the UK’s energy transition, providing the flexibility and reserve energy needed in the electricity system as the deployment of renewable sources of generation accelerates. However, if the UK’s net-zero by 2050 target is to be met, the country must have a next-generation transmission backbone to power homes and businesses with renewable energy.
Backed by our significant investment, the transmission system will play a leading role in making the network ready for this transition. In doing so it will support the expansion of hydrogen’s role in the energy mix to deliver a competitive edge to the UK and its industry, while working closely with the Government and Ofgem to maintain security of supply.”

Lincoln Webb, Executive Vice President and Global Head of Infrastructure & Renewable Resources at BCI, said:
“This investment aligns well with our diversified portfolio of regulated utilities that securely deliver critical services to customers. We believe National Grid’s innovative decarbonisation strategy will ensure the business plays a leadership role in supporting the UK to achieve net zero carbon emissions on target by 2050, while meeting consumer demand for reliable networks.”

Following completion of the Transaction, National Grid intends to use proceeds of approximately £4.2 billion towards repayment of the bridge financing facility that was drawn as part of the acquisition of WPD. For the purposes of Listing Rule 10.4, NGG’s gross assets as at 30 September 2021 were £6.1 billion. For the period 1 April 2020 to 31 March 2021 NGG group generated profit before tax of £406 million.
The Transaction constitutes a class 2 transaction for the purposes of the UK Financial Conduct Authority's Listing Rules and, as such, does not require National Grid shareholders' approval.
Following completion, National Grid’s interest in GasT TopCo will be accounted for under the equity method of accounting.
National Grid was advised by Barclays, Goldman Sachs, and Robey Warshaw.

About National Grid Gas
National Grid Gas owns and operates the regulated gas National Transmission System (NTS) in Great Britain, and also owns a regulated gas metering business.
As both the transmission owner and system operator, NGG owns, builds and operates the high-pressure NTS with day-to-day responsibility for balancing supply and demand in real time and facilitates the connection of assets to the transmission system. National Grid Gas transmission network comprises approximately 7,660 kilometres of high-pressure pipe and 23 compressor stations connecting to 8 distribution networks and other third-party independent systems.
NGG also owns and operates an independent metering business, the largest owner of traditional gas meters in the UK with approximately 8.4 million domestic and commercial meters as of March 2021. The business’ activities broadly cover: asset procurement and logistics management; meter installation, maintenance, exchange and removal; and, customer service provision.
Inside Information
This announcement is being disclosed in accordance with the Market Abuse Regulation (EU596/2014) which is part of domestic UK law pursuant to the Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310) and has been determined to contain inside information in line with the definition therein.
Enquiries and contacts
National Grid Investors and Analysts
Nick Ashworth             +44 (0) 7814 355 590
Angela Broad             +44 (0) 7825 351 918
James Flanagan         +44 (0) 7970 778 952
Jonathan Clay             +44 (0) 7899 928 247

Media
Molly Neal            +44 (0) 7583 102 727
Danielle Dominey-Kent         +44 (0) 7977 054 575

Barclays Bank PLC, acting through its Investment Bank ("Barclays")     +44 (0) 20 7623 2323
Lead Financial Advisor and Corporate Broker
Alisdair Gayne
Iain Smedley
Neal West
Osman Akkaya
Vera Kaufmann

Goldman Sachs International                    +44 (0) 20 7774 1000
Financial Advisor
Karen Cook
Brian O’Keeffe
Rachana Harrington

Robey Warshaw                         +44 (0)20 7317 3900
Lead Financial Advisor
Simon Robey
Philip Apostolides

Teneo
Financial PR Advisor
Charlie Armitstead                        +44 (0) 7703 330 269

About National Grid
National Grid lies at the heart of a transforming energy system, spanning the UK and the US. Our businesses supply gas and electricity, safely, reliably and efficiently to millions of customers and communities. But we also drive change through engineering innovation and by incubating new ideas with the power to revolutionise our industry.
National Grid is pioneering ways to decarbonise the energy system; from building interconnectors to allow the UK to share clean energy with our neighbours in Europe, to investing in renewable energy generation in the United States. As one of the largest investor-owned energy companies in the world, National Grid is at the centre of a clean, fair and affordable energy future, where tackling climate change and reaching net zero is a key priority.
National Grid in the UK:
•We own and operate the electricity transmission network in England and Wales, with day-to-day responsibility for balancing supply and demand. We also operate, but do not own, the Scottish networks. Our networks comprise approximately 7,200 kilometres (4,474 miles) of overhead line, 1,500 kilometres (932 miles) of underground cable and 342 substations.
•We own and operate the gas National Transmission System in Great Britain, with day-to-day responsibility for balancing supply and demand. Our network comprises approximately 7,660 kilometres (4,760 miles) of high-pressure pipe and 618 above-ground installations.
•As Great Britain’s System Operator (SO) we make sure gas and electricity is transported safely and efficiently from where it is produced to where it is consumed.  Since April 2019, Electricity System Operator (ESO) has been a standalone business within National Grid, legally separate from all other parts of the National Grid Group. This provides the right environment to deliver a balanced and impartial ESO that can realise real benefits for consumers as we transition to a more decentralised, decarbonised electricity system.

About Macquarie Asset Management
Macquarie Asset Management is a global asset manager that aims to deliver positive impact for everyone. Trusted by institutions, pension funds, governments, and individuals to manage more than £403 billion in assets globally, we provide access to specialist investment expertise across a range of capabilities including fixed income, equities, multi-asset solutions, private credit, infrastructure, renewables, natural assets, real estate, and asset finance.
Macquarie Asset Management is part of Macquarie Group, a diversified financial group providing clients with asset management, finance, banking, advisory and risk and capital solutions across debt, equity, and commodities. Founded in 1969, Macquarie Group employs approximately 17,000 people in 33 markets and is listed on the Australian Securities Exchange.
All figures as at 31 December 2021. For more information, please visit macquarie.com.

About BCI
With C$199.6 billion of assets under management as of March 31, 2021, BCI is one of Canada’s largest institutional investors. Based in Victoria, British Columbia, BCI is a long-term investor that invests across a range of asset classes: fixed income; public equities; private equity; infrastructure; renewable resources; real estate; and commercial mortgages. BCI’s clients include public sector pension plans, insurance, and special purpose funds. BCI’s Infrastructure & Renewable Resources program, valued at over C$20.0 billion, invests in tangible long-life assets that include a portfolio of direct investments in companies across a variety of sectors spanning regulated utilities, energy, telecommunications, and transportation, as well as investments in timberlands and agri-businesses. These companies operate in stable and mature regulatory environments, provide opportunities for future capital investments, and have the potential to generate steady returns and cash yields for our clients. The program is diversified across North America, Asia, Australia, Europe, and South America.

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including those relating to the RIIO-2 price controls; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to deliver net zero; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies and business capabilities, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the integration of WPD, the sale of the Company's Rhode Island gas and electricity business and the proposed sale of a majority stake in its UK gas transmission business, and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 236 to 239 of National Grid's most recent Annual Report and Accounts, as updated by National Grid's unaudited half-year financial information for the six months ended 30 September 2021 published on 18 November 2021. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.